Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036

J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
January 25, 2021
VIA EDGAR
Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Edwin Kim, Stephen Krikorian, Ryan Rohn and Jan Woo

Re:     Qualtrics International Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-251767

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Qualtrics International Inc. (the “Company”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 27, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant or its outside counsel, Shearman & Sterling LLP, may orally request via telephone call to the staff of the Commission.
    Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated January 19, 2021:
(i)Dates of distribution: January 19, 2021 through the date hereof
(ii)Number of prospective underwriters to which the preliminary prospectus was furnished: 20
(iii)Number of preliminary prospectuses furnished to investors: approximately 166
(iv)Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: 33

    The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each other participating underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,
MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

Acting on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Solomon Lee
	Name:	Solomon Lee
	Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Mark Hoh
	Name:	Mark Hoh
	Title:	Executive Director
[Signature Page - Underwriters' Acceleration Request]